02 APR -3 AM 8:5

Tel no: 27 12 307-4476
Fax no: 27 12 307-4222

ISCOR

02028211

2002-03-01

The Manager
Securities and Exchange Commission
450 Fifth Street NW
WASHINGTON DC 20549

SUPPL

Iscor Limited
Roger Dyason Road
Pretoria West
PO Box 450
Pretoria, 0001
South Africa
Tel (012) 307 3000
Fax (012) 326 4721
(012) 323 3400

Attention: Rule 12g3-2(b) Submissions

Sir

ISCOR LIMITED (FILE NUMBER 82-3826)
RENOUNCEABLE RIGHTS OFFER

Herewith the renounceable rights offer announcement dated 2002-03-01.

Yours faithfully

WP GEYER
MANAGER
FINANCIAL & MANAGEMENT ACCOUNTING

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

dlw 4/10

File no: 82-3826

ISCOR

Iscor Limited
(Incorporated in the Republic of South Africa)
(Registration number 1989/002164/06)
Share code ISC ISIN ZAE000022729
("Iscor")

Renounceable rights offer of 152 930 416 new ordinary shares of no par value at R10,92 per share

Shareholders who have any queries regarding the contents of this announcement are encouraged to call the Iscor ShareCare Line on 0800 006 960 (or +27 11 775 3420 if you are calling from outside South Africa)

1. Terms of the renounceable rights offer

Further to the announcement dated 20 February 2002, shareholders in Iscor ("Iscor shareholders") are advised that Iscor will undertake a renounceable rights offer of 152 930 416 new ordinary shares of no par value (the "rights shares") at R10,92 per rights share to Iscor shareholders registered as such on Friday, 15 March 2002 (the "record date"), in the ratio of 52,22646 rights shares for every 100 shares held in Iscor ("Iscor shares") at the record date.

Iscor shareholders are advised further that the JSE Securities Exchange South Africa ("JSE") has granted listings for:

- the renounceable (nil paid) letters of allocation to be issued in dematerialised form pursuant to the rights offer ("letters of allocation"); and
- the 152 930 416 rights shares to be issued in terms of the rights offer.

All required rights offer documentation will be lodged with the Registrar of Companies for registration.

2. Issue of letters of allocation in dematerialised form

Iscor will issue all letters of allocation in dematerialised form and the electronic record in respect of certificated shareholders will be maintained by Mercantile Shareholder Nominees (Proprietary) Limited. This will make it possible for certificated shareholders to enjoy the same rights and opportunities as those shareholders who have already dematerialised their Iscor shares. Iscor will issue each certificated shareholder with a form of offer and instruction in respect of a letter of allocation reflecting the number of rights shares allocated to them. By completing the relevant form of offer and instruction in respect of a letter of allocation, certificated shareholders will be able to indicate whether or not the whole or part of the rights to the rights shares should be sold, renounced or taken up and whether or not the certificated shareholder wishes to apply for additional rights shares. The form of offer and instruction in respect of a letter of allocation will be sent to certificated shareholders together with the circular in respect of the rights offer.

Dematerialised shareholders will have the number of rights shares allocated to them automatically credited to their custody account by their appointed CSDP or broker in electronic form. The CSDP or broker will advise these shareholders of the procedure they need to follow for the sale, renunciation or taking-up of their rights shares and for the application for additional rights shares.

3. The salient dates and times of the rights offer

	2002
Last day to trade for purposes of determining the ordinary shareholders of Iscor entitled to participate in the rights offer, on	Friday, 8 March
Ordinary shares trade ex-rights on the JSE on	Monday, 11 March
Listing of and dealing in the letters of allocation commences on the JSE on	Monday, 11 March
Record date for purposes of determining the ordinary shareholders of Iscor entitled to participate in the rights offer on	Friday, 15 March
Rights offer opens at 09:00 on	Monday, 18 March
Subject to the arrangements relating to certain foreign jurisdictions, dematerialised shareholders will have their share custody accounts at their CSDP or broker automatically credited with their entitlement on	Monday, 18 March
Subject to the arrangements relating to certain foreign jurisdictions certificated shareholders will have their entitlement credited to a share custody account at Mercantile Shareholder Nominees (Proprietary) Limited on	Monday, 18 March
Subject to the arrangements relating to certain foreign jurisdictions, a form of offer and instruction in respect of a letter of allocation and a circular giving full details of the rights offer will be posted to certificated shareholders of Iscor recorded as such on the record date (only the circular will be posted to Iscor shareholders on the register and sub-register and to those beneficial shareholders who have indicated that they wish to receive circulars) on	Monday, 18 March
Last day to trade in the letters of allocation on the JSE in order to be settled by Friday, 12 April 2002, on	Friday, 5 April
Listing of rights shares commences on the JSE on	Monday, 8 April
Rights offer closes at 14:30 – payment to be made by 14:30 on	Friday, 12 April
Record date for the letters of allocation on	Friday, 12 April
Dematerialised shareholders' safe custody accounts will be credited with entitlements by CSDP or broker on	Monday, 15 April
Entitlements in respect of the rights offer available and (where requested) certificates posted to certificated shareholders on	Monday, 15 April
Results of the rights offer published on	Tuesday, 16 April

4. Change in par value of Iscor shares and dematerialisation

Iscor shareholders are again reminded that following the conversion of Iscor shares with a par value of R10,00 each to no par value shares which became effective on 2 January 2002, all share certificates in Iscor which reflect Iscor shares with a par value of R10,00 each must be surrendered so that they may be substituted with share certificates reflecting Iscor shares of no par value. In view of the fact that all transactions on the JSE in Iscor shares now have to be settled electronically through STRATE and that certificated shares must be converted to uncertificated form, Iscor shareholders are urged to use this opportunity to convert to uncertificated shares. A form of surrender and other relevant information will be included in the rights offer circular sent to shareholders for this purpose.

5. Posting and inspection of documents

Forms of offer and instruction in respect of letters of allocation and the circular giving full details of the rights offer (the "rights offer documentation") will be posted to certificated ordinary shareholders on Monday, 18 March 2002, subject to the arrangements relating to certain foreign jurisdictions. Only the circular will be posted to Iscor shareholders *on the register and sub-register and to those beneficial shareholders who have indicated that they wish to* receive circulars.

Subject to the arrangements relating to certain foreign jurisdictions, dematerialised shareholders' CSDP accounts will be credited accordingly on Monday, 18 March 2002.

English copies of the circular may be inspected from Friday, 8 March 2002 until Friday, 12 April 2002 during normal business hours (Saturday, Sundays and public holidays excluded) at the following addresses:

- Iscor's Head Office, Roger Dyason Road, Pretoria West, 0002;
- JPMorgan Equities Limited, 1 Fricker Road, corner Hurlingham Road, Illovo, 2196;
- Georgeson Shareholder Communications South Africa (Proprietary) Limited, SMG Building, 108 Johan Avenue, Sandton, 2010; and
- Mercantile Registrars Limited, 10th Floor, 11 Diagonal Street, Johannesburg, 2001.

6. Foreign jurisdictions

The distribution of the rights offer documentation and/or the transfer of the rights to subscribe for the rights shares and/or the transfer of the rights shares in jurisdictions other than the Republic of South Africa ("South Africa") (including, without limitation, in the United States, the United Kingdom, Canada, Australia and Japan) may be restricted by law and failure to comply with the requirements of any of those restrictions may constitute a violation of the securities law of such jurisdictions.

Any holder of Iscor shares who is a resident, citizen or national of a jurisdiction, other than South Africa, or which is a corporation, partnership or other entity created or organised under the laws of such jurisdiction should inform themselves about and observe any applicable legal requirement in such jurisdiction.

Pretoria
1 March 2002

Lead manager and sponsor

JPMorgan

Corporate law advisors and consultants

Edward Nathan & Friedland
Corporate Law Advisers & Consultants

CLS Consulting Services
(Proprietary) Limited
(Registration number 1999/014204/07)

Independent reporting accountants

KPMG
Registered Chartered Accountants (SA)
(Registration number 1999/021543/21)

Information agent

Georgeson Shareholder